LIDO INTERNATIONAL, CORP.

COL. SENSUNAPAN I, PJE. 4 #23,

SONSONATE EL SALVADOR, SV-106010100

LIDOCORP@GMAIL.COM

February 19, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Folake Ayoola, Ms. Sonia Barros, Mr. Jorge Bonilla and Mr. Daniel Gordon

Re: Lido International, Corp.

Amendment #1 to Registration Statement on Form S-1,

Filed on January 31, 2013

Filing No. 333-185857

Dear Ms. Folake Ayoola, Ms. Sonia Barros, Mr. Jorge Bonilla and Mr. Daniel Gordon:

Further to your letter dated February 7, 2013, concerning the deficiencies in Amendment #1 to Registration Statement on Form S-1 filed on January 31, 2013, we provide the following responses:

Director, Executive Officers, Promoter and Control Persons, page 26

1. SEC Comment: We note your response to comment 8 of our comment letter dated January 31, 2013 and reissue the comment in its entirety. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ramon should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:  In response to this comment the company referred to Item 401(e) of Regulation S-K and revised our disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ramon should serve as a director in light of our business and structure:

“Ms. Morales Ramon’s qualifications to serve on our Board of Directors are primarily based on her nearly seven years of experience as a business supervisor, her business experience and qualifications with El Guachipilin Agro, her entrepreneurial desire to start Lido International, Corp. as a new business. Ms. Morales Ramon will assist the Company in the prioritization of tasks to accomplish maximum results, timely completion of projects and address organizational problems with innovative solutions. As a Supervisor of Guachipilin Agro, Ms. Morales Ramon brings to Lido International, Corp. experience in commercial mushroom growing that is at the heart of Lido’s business plan. Ms. Morales Ramon has the background and experience to guide us as we develop our business. Due to Ms. Morales Ramon’s experience  and background in the commercial mushroom growing industry, the shareholders felt Ms. Morales Ramon should serve as a director of the Company.”

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2. SEC Comment: Please update the auditors’ consent prior to the effectiveness of your registration statement.

Response: In response to this comment we have filed an updated auditor’s consent as an Exhibit 23.1

Please direct any further comments or questions you may have to company at lidocorp@gmail.com.

Thank you.

Sincerely,

/S/ Maria Morales Ramon

Maria Morales Ramon, President